UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SNAP INTERACTIVE, INC.
(Exact Name of Registrant as Specified in its Charter)

(Commission File Number)

Delaware	20-3191847
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

320 West 37th Street, 13th Floor New York, New York 10018
(Address of Principal Executive Offices)

(212) 594-5050
(Issuer’s Telephone Number, Including Area Code)

SNAP INTERACTIVE, INC.

320 West 37th Street, 13th Floor

New York, New York 10018

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

REPORT OF CHANGE OF MAJORITY OF DIRECTORS

SNAP INTERACTIVE, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SNAP INTERACTIVE, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This information statement is being furnished to the holders of record on September 14, 2016, of the outstanding shares of common stock, $0.001 par value per share, of Snap Interactive, Inc., a Delaware corporation (the “Company”), in connection with the proposed transactions contemplated by the Agreement and Plan of Merger, dated as of September 13, 2016 (the “Merger Agreement”), by and among the Company, SAVM Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), A.V.M. Software, Inc., a New York corporation (“A.V.M.”), and Jason Katz as the A.V.M. Representative. Pursuant to the terms of the Merger Agreement, the Company will acquire all of the issued and outstanding capital stock of A.V.M. (through a reverse acquisition transaction) in exchange for the shareholders of A.V.M. acquiring a controlling interest in the Company on a post-closing basis (the “Proposed Merger”). As a result, A.V.M. will become a wholly owned subsidiary of the Company.

Under the terms of the Proposed Merger, there will be a change in the Company's Board of Directors at the effective time of the Proposed Merger (the “Effective Time”). At the Effective Time:

(i) the Company’s Board of Directors shall be increased from 5 members to 7 members;

(ii) Neil Foster, Dr. Steven Fox and Judy Krandel, each a current director of the Company, shall resign from the Company’s Board of Directors, and Clifford Lerner, the Company’s Chairman of the Board of Directors, shall resign as Chairman of the Board of Directors but retain his role as a member of the Company’s Board of Directors;

(iii) Jason Katz, John Silberstein, Lance Laifer, Yoram “Rami” Abada and Michael Levit shall be appointed to the Company’s Board of Directors, and Jason Katz shall be appointed as the Company’s Chairman of the Board of Directors; and

(iv) the following individuals will be appointed to the following roles:

(a) Alexander Harrington – Chief Executive Officer and interim Chief Financial Officer;

(b) Jason Katz – Chairman of the Board, President and Chief Operating Officer;

(c) Clifford Lerner – Chief Product Innovation Officer (a non-executive officer role);

(d) Arash Vakil – Chief Product Officer; and

(e) Eric Sackowitz – Chief Technology Officer.

This information statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the Proposed Merger does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated September 13, 2016 and filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2016. In the event that the Proposed Merger is not consummated, the change in the Company’s Board of Directors and executive officers described herein will not take place.

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The change of the Company’s Board of Directors will occur at the Effective Time, which will occur, if at all, not less than 10 days after the date on which this information statement is being mailed to all the holders of record of the Company’s common stock. This Information Statement is being mailed on or about September 21, 2016 to all holders of record on September 14, 2016. A stockholder vote is not required and will not be taken with respect to the appointment of the new directors. You are not required to take any action with respect to the appointment of the new directors.

If you have questions or would like additional copies of this information statement, you should contact the Company at its address or telephone number as follows:

Snap Interactive, Inc.

320 W. 37th Street, 13th Floor

New York, New York 10018

Attn: Wilmary Soto-Guignet

Telephone: (212) 594-5050

Internet Website: www.snap-interactive.com

Change of Control Transaction

There has been no change in control of the Company since the beginning of the Company’s last fiscal year. If the Proposed Merger is consummated, a change of control of the Company will occur because the stockholders of A.V.M. will receive a majority of the Company’s issued and outstanding common stock. The closing of the Proposed Merger is currently anticipated to occur in the fourth quarter of 2016.

Voting Securities

The common stock of the Company is the Company’s only class of equity stock that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. As of September 14, 2016, there were 52,017,826 shares of common stock issued and outstanding, including 10,325,000 shares of unvested restricted stock. Each share of common stock entitles the holder thereof to one vote. The intended change of directors is not subject to a stockholder vote.

Directors and Executive Officers

Board of Directors and Executive Officers Immediately Prior to the Proposed Merger

The following table sets forth the name, age and position of the Company’s Board of Directors and executive officers as of September 14, 2016:

Name	Age	Position
Neil Foster	54	Director
Dr. Steven Fox	62	Director
Alexander Harrington	44	Director, Chief Executive Officer and Chief Financial Officer
Judy Krandel	51	Director
Clifford Lerner	38	Chairman of the Board of Directors and President of The Grade

Neil Foster was appointed as a member of the Company’s Board of Directors in December 2015. In July 2016, Mr. Foster was appointed as the Chief Operating Officer and Chief Financial Officer of ChyronHego Corporation, a global leader in products, services and solutions for the broadcast and sports industries, as well as a member of ChyronHego Corporation’s board of directors. Before joining the Company, Mr. Foster served as Executive Vice President-Operations of Take-Two Interactive Software, Inc., a leading global developer and publisher of console and personal computer video games from 2013 to 2015. Previously, Mr. Foster held a number of roles in the recorded music business, most recently as Executive Vice President-Finance & Operations for Sony Music Entertainment, where he oversaw the financial and operational management of Columbia Records and Epic Records. Mr. Foster’s early career included positions at McKinsey & Company, Inc. and Pricewaterhouse Coopers. He holds an MBA from the Harvard Business School and a B.Comm. from the University of Toronto.

Through Mr. Foster’s substantial executive experience in strategic, operational, financial and corporate development roles, Mr. Foster provides the Company’s Board of Directors with extensive business and leadership experience.

Dr. Steven Fox was appointed as a member of the Company’s Board of Directors in May 2015. Dr. Fox has served as the Chairman of the Board of The Rebel Group Inc., a private import and export company, since 1998. Dr. Fox is also a practicing dentist located in New York City, a fellow in the American College of Dentistry and a fellow in the International College of Dentistry. He is a former faculty member of the Harvard University School of Dental Medicine, New York University and a former officer of Harvard University. From 1992 until 2000, Dr. Fox served as the founder, Chief Executive Officer and Chairman of the Board of Directors of Enamelon, Inc., a publicly traded oral care product company. Dr. Fox received the Ernst and Young Entrepreneur of the Year award in 1999.

Through his experience managing the growth of an emerging public company, Dr. Fox provides the Company’s Board of Directors with extensive insight and expertise in managing and growing the Company’s business.

Alexander Harrington is currently the Company’s Chief Executive Officer and Chief Financial Officer and a member of the Company’s Board of Directors. Mr. Harrington also acts as the Company’s President. Mr. Harrington was appointed as the Company’s Chief Executive Officer in October 2015 and assumed the role of its Chief Financial Officer in March 2014. Mr. Harrington also served as the Company’s Chief Operating Officer from February 2014 until his appointment as the Company’s Chief Executive Officer in October 2015. In June 2014, Mr. Harrington was also appointed to the Company’s Board of Directors. Mr. Harrington previously served as Chief Executive Officer of MeetMoi, LLC from June 2009 to November 2013, a social dating mobile platform, prior to the sale of MeetMoi, LLC to Match.com, LLC. Prior to that, Mr. Harrington served as the Senior Vice President of Strategy and Operations for Zagat Survey, LLC from 2004 to 2008, where he oversaw a transformation of the digital business which ultimately culminated in the company’s sale to Google Inc. In prior roles, Mr. Harrington served as the Senior Director of New Business Development at Sony BMG Entertainment and as an associate and analyst in investment banking at The Beacon Group and Smith Barney, respectively. Mr. Harrington holds a Master of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor’s degree in History from Williams College.

Through his service as the Company’s Chief Executive Officer and Chief Financial Officer, as well as his previous industry experience, Mr. Harrington provides the Company’s Board of Directors with valuable business and executive leadership experience.

Judy Krandel was appointed as a member of the Company’s Board of Directors in March 2016. Ms. Krandel has served as a Portfolio Manager for the Juniper Public Fund since 2011. Previously, Ms. Krandel was a Portfolio Manager at Alpine Woods where she managed portions of two long/short equity hedge funds. From 2001 to 2009, Ms. Krandel was a Portfolio Manager at First New York Securities, LLC where her experience included founding and co-managing a domestic long short small cap hedge fund. Ms. Krandel has been engaged in public equity research and investing since 1992, starting with Fred Alger Management, followed by positions at Delaware Management and Kern Capital Management. Ms. Krandel received her B.S. from the Wharton School of Business and her M.B.A. from the University of Chicago.

Through her substantial experience in analyzing small cap companies, Ms. Krandel provides the Company’s Board of Directors with extensive knowledge and experience in finance and investing.

Clifford Lerner is currently the Company’s President of The Grade and Chairman of the Company’s Board of Directors. Mr. Lerner previously served as the Company’s President and Chief Executive Officer from the Company’s founding in 2005 until October 2015 and served as its principal financial officer and principal accounting officer from 2005 to October 2011. He has also served on the Company’s Board of Directors, including his role as Chairman of the Board of Directors, since 2005. Prior to joining the Company in 2005, Mr. Lerner spent his professional career from 2000 to 2005 at Lehman Brothers Inc. as an Analyst in its Equities division. Mr. Lerner worked as an Analyst in the Product Management Group where his duties included, among other things, coordinating the morning and afternoon equity research calls. Mr. Lerner has a strong knowledge and understanding of the online dating industry and has managed the development and growth for all of the Company’s applications and websites since their inception. Mr. Lerner received a Bachelor’s degree in Applied Economics and Business Management from Cornell University.

Through his prior service on the Company’s Board of Directors and as the Company’s President of The Grade, Mr. Lerner possesses knowledge and experience in the online dating industry that aids him in efficiently and effectively identifying and executing the Company’s business strategies.

Other than the Merger Agreement and the transactions contemplated thereby, there are no agreements or understandings between the Company’s current directors, executive officers or any other person pursuant to which they were selected as a director or executive officer. In addition, there are no family relationships between the Company’s current directors and any of its current executive officers.

Board of Directors and Executive Officers Following the Proposed Merger

The following table sets forth the name, age (as of September 14, 2016) and position of the Company’s anticipated Board of Directors and executive officers if the Proposed Merger is consummated:

Name	Age	Position
Yoram “Rami” Abada	57	Director
Alexander Harrington	44	Director, Chief Executive Officer and interim Chief Financial Officer
Jason Katz	53	Chairman of the Board, President and Chief Operating Officer
Lance Laifer	52	Director
Clifford Lerner	38	Director and Chief Product Innovation Officer (non-executive officer role)
Michael Levit	45	Director
Eric Sackowitz	50	Chief Technology Officer
John Silberstein	55	Director
Arash Vakil	32	Chief Product Officer

See “—Board of Directors and Executive Officers Immediately Prior to the Proposed Merger” above for biographical information concerning Messrs. Harrington and Lerner.

Yoram “Rami” Abada will serve as a member of the Company’s Board of Directors if the Proposed Merger is consummated. Mr. Abada previously served as the President of Factory Direct Enterprises, one of the largest licensees of Ashley Furniture Home stores from March 2015 until March 2016. Prior to then, Mr. Abada served in a variety of roles at Jennifer Convertibles Inc., a specialist sofa bed chain headquartered in New York, where he began his career in 1982 and worked until September 2014. Most recently, Mr. Abada served as Jennifer Convertibles Inc.’s President, Chief Financial Officer and Chief Operating Officer, as well as a member of its board of directors, from September 1999 until 2014. In July 2010, while Mr. Abada served as an executive officer and board member, Jennifer Convertibles, Inc. filed for Chapter 11 bankruptcy protection. From 1997 until 2003, Mr. Abada served as a member of the board of directors of CCA Industries, Inc., a public company engaged in the manufacture and distribution of health and beauty aid products, and Mr. Abada currently serves as a member of the board of directors of 168 5th Avenue Realty Corp., a privately held real estate corporation. Mr. Abada holds a B.B.A. from the Bernard Baruch College of the City University of New York.

Mr. Abada’s background and experience as a lead executive officer and board member of public and private companies provides him with extensive knowledge of, and insights into, financial reporting and oversight, corporate strategy and board functions.

Jason Katz will serve as a member of the Company’s Board of Directors and as the Company’s Chairman of the Board, President and Chief Operating Officer if the Proposed Merger is consummated. Mr. Katz is the founder of A.V.M., and has served as its Chief Executive Officer and as a member of its Board of Directors since 1998. In his capacity as an executive officer and director of A.V.M., Mr. Katz oversees the strategic direction of A.V.M. and its subsidiaries, and also manages its system infrastructure. Mr. Katz is an authority on instant messaging as well as web-based voice and video. Mr. Katz has appeared at numerous industry forums as well as on Bloomberg Radio and CNN Radio. Prior to A.V.M., Mr. Katz co-founded MJ Capital, a money management firm. Earlier in his career, Mr. Katz was a corporate lawyer at the New York office of Fulbright & Jaworski. Mr. Katz earned a JD from the New York University School of Law (1988) and a BA in Economics from the University of Pennsylvania (1985).

Lance Laifer will serve as a member of the Company’s Board of Directors if the Proposed Merger is consummated. Mr. Laifer has served as a member of A.V.M.’s Board of Directors since 1999. Mr. Laifer has also served as the Chief Executive Officer of each of Old Forge Media Management and Old Forge Asset Management (together, “Old Forge”), a network of social media advertising and marketing companies, since 2013 and 2011, respectively, as well as the Chief Executive Officer of Laifer Capital Management, Inc., a hedge fund, since 1992. Prior to his service at Old Forge, Mr. Laifer was the Chief Executive Officer of Wapiti Capital Management, LLC. Mr. Laifer also served on the board of directors of ValueVision from 1992 to 1995.

Mr. Laifer’s decades of experience provide him with unique investment and capital market insights, as well as background analyzing the risks and strategies of companies in the social media and online dating industries.

Michael Levit will serve as a member of the Company’s Board of Directors if the Proposed Merger is consummated. Mr. Levit is a serial entrepreneur, angel investor, board member and advisor at several prominent Silicon Valley companies including Docker, August, Spigot, Founders Den, Say Media and Revel Systems. Currently, Mr. Levit serves as a Venture Partner at Vision Knight Capital, a private equity fund focused on investments in internet, e-commerce, consumer retail powered by internet and e-commerce, and business-to-business services powered by information technology and internet technology sectors in China. Mr. Levit also currently serves as the Co-Founder and Managing Partner of Founders Den, a shared office space and private club for experienced entrepreneurs and their friends, where he has served since January 2011. Prior to then, Mr. Levit acted as the Co-Founder and President of Spigot, a highly successful advertising network, from January 2011 to December 2015. From April 2007 to January 2011, Mr. Levit served as the Executive Vice President of Marketing and Business Development of Vendio, an e-commerce platform, where he grew transactions to over $1.5 billion per year before the business was sold to Alibaba Group Holding Ltd. Mr. Levit also served as the Chief Marketing Officer of Paltalk from July 2004 to October 2006. Before his position with Paltalk, Mr. Levit held a number of executive and consulting positions, including serving as Executive Director of Broadband Marketing for America Online from October 2001 to July 2004, Vice President of Business Development for Bluelight.com from January 2000 to February 2001 and Senior Consultant for Accenture from 1995 to 1999. In addition, Mr. Levit serves on the board of directors of several private Silicon Valley companies. Mr. Levit holds a B.A. in Business Economics, a B.S. in Mechanical and Environmental Engineering and a Master of Business Economics from the University of California, Santa Barbara.

Mr. Levit’s substantial investment and management experience in the technology, internet and media sectors give him particular insight into the development of early stage companies, as well expertise regarding business strategy, leadership, marketing and strategic transactions.

Eric Sackowitz will serve as the Company’s Chief Technology Officer if the Proposed Merger is consummated. Mr. Sackowitz has served as an officer of A.V.M. since July 2013 and oversees A.V.M.’s Engineering, Technology, Operations and Project Management initiatives. As a key stakeholder and contributor in the A.V.M. product roadmap, Mr. Sackowitz has helped pioneer new product offerings, the latest of which is the introduction of Firetalk, serving next generation broadcasters and content creators.

Prior to joining A.V.M., Mr. Sackowitz served from October 2011 to June 2013, first as the Senior Director of Product Development, and then as the Vice President of Technology, for World Wrestling Entertainment (“WWE”), providing strategy and oversight in the fulfillment of digital media product pipeline and scalable technical solutions for cross platform content syndication serving web, mobile, television, over-the-top content and gaming consumer applications. Prior to joining WWE, Mr. Sackowitz served in various capacities for Gotuit Media, an early market leader in rich metadata driven video navigation and discovery, from October 2003 to November 2010, including as its Director of Operations from January 2004 to January 2006, and as its Vice President of Operations and Technology from January 2006 to November 2010. In such capacities, he led a cross functional team of internal and client facing technical operations and revenue-generating professional services organization supporting the development, deployment and integration of their content and metadata authoring, publishing, and video player solutions for broadband, mobile and TV programmers and operators. Following the acquisition by Gotuit Media by Digitalsmiths Corporation in November 2010, Mr. Sackowitz served as Vice President of Technology Operations for Digitalsmiths until July 2011. Mr. Sackowitz holds a B.S. in Business and Marketing from the State University of New York at Albany.

John Silberstein will serve as a member of the Company’s Board of Directors if the Proposed Merger is consummated. Mr. Silberstein has been a member of A.V.M.’s Board of Directors since 1999 and was General Counsel of A.V.M. from 2000 to 2003. He began his career in October 1986 as a real estate attorney at Skadden, Arps, Slate, Meagher & Flom, and in April 1989 began working for The Mendik Company, which with its partners, owned and managed a portfolio of twelve million square feet of Class A commercial office buildings in New York City and its suburbs. After leaving The Mendik Company, from February 1999 to April 2005, Mr. Silberstein served as co-managing member of Five Spruce GP LLC, the managing member of a real estate company that acquired and subsequently sold eight residential apartment buildings in New York City. He is on the Advisory Board of Willpower Labs, Inc., a startup that makes a weight loss lozenge. Most recently, Mr. Silberstein taught high school English at The Rivers School in Weston, Massachusetts from September 2010 to June 2016. Mr. Silberstein earned a B.A. from Brown University and a J.D. from New York University School of Law.

Mr. Silberstein’s experience representing A.V.M. and other companies in complex and sophisticated matters, as well as his expertise in real estate acquisition and management, provides him with unique insights into business strategy and leadership.

Arash Vakil will serve as the Company’s Chief Product Officer if the Proposed Merger is consummated. Mr. Vakil currently serves as the Chief Product Officer of A.V.M. and has been with the organization since December 2008. Mr. Vakil has over a decade of product management experience leading software development and engineering teams in developing a vision for products. Mr. Vakil has previously served as a Product Manager for Comodo, a leading IT security firm, from May 2008 until December 2008, an Associate Product Manager at EMC, a computer storage and cloud computing company, from October 2006 to May 2008, and a Product Manager for Telestruct, a telecommunications firm, from May 2005 to June 2006. Mr. Vakil has also been an adjunct lecturer at the City University of New York since August 2011, where he teaches a course on startup company formation and development. He previously served as an Interim Director at the Schutzman Center for Entrepreneurship at Queens College, where he helped developed the school’s entrepreneurship program. Mr. Vakil received his B.A. in media studies from Queens College, City University of New York, and his M.B.A. from the Zicklin School of Business at Baruch College, City University of New York.

Other than the Merger Agreement and the transactions contemplated thereby, there are no agreements or understandings between the Company’s incoming directors, incoming executive officers or any other person pursuant to which they were selected as a director or executive officer. In addition, there are no family relationships between the Company’s current and incoming directors and executive officers.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Except as described in Mr. Abada’s biography above, there have been no material legal proceedings that would require disclosure under the federal securities laws that are material to an evaluation of the ability or integrity of the Company’s current or incoming directors or executive officers. None of the individuals that are anticipated to serve as directors of the Company following the consummation of the Proposed Merger has, during the past ten years:

●	except as described in Mr. Abada’s biography above, had a petition under the federal bankruptcy laws or any state insolvency law filed by or against such person, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years before the time of such filing, or any corporation or business association of which such person was an executive officer at or within two years before the time of such filing;

●	been convicted in a criminal proceeding, or been named party to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, which permanently or temporarily enjoined such person from, or otherwise limited such person from:

o	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”), or an associated person of any of the foregoing;

o	acting as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

o	engaging in any type of business practice; or

o	engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws or federal commodities laws;

●	been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or limiting for more than sixty days such person’s right to engage in any activity as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the CFTC, an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity, or such person’s right to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, which judgment, action or finding has not been subsequently reversed, suspended or vacated;

●	been found by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal or state commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

o	any federal or state securities or commodities law or regulation

o	any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

o	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Terms of Office

The number of members of the Company’s Board of Directors may be fixed from time to time by the majority of the entire Board of Directors. The Company’s current Board of Directors consists of five directors but will increase to seven directors at the Effective Time. Each proposed member of the Company’s incoming Board of Directors will remain in office until the 2017 annual meeting of stockholders and until his or her successor has been duly elected and qualified. Each director that is elected at a future annual meeting of stockholders, and each director that is elected to fill a vacancy or newly created directorship, shall hold a term of office that expires at the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

Board Leadership Structure and Role in Risk Oversight

The positions of Chairman of the Board of Directors and Chief Executive Officer are fulfilled by two separate individuals and are expected to be fulfilled by two separate individuals if the Proposed Merger is consummated. Clifford Lerner previously served as the Company’s Chairman of the Board of Directors and Chief Executive Officer from 2005 until October 2015 when Alexander Harrington was appointed as the Company’s Chief Executive Officer and Chief Financial Officer. Mr. Lerner is the Company’s current Chairman of the Board of Directors, and Mr. Katz is anticipated to serve as the Company’s Chairman of the Board of Directors if the Proposed Merger is consummated. Mr. Harrington will remain the Company’s Chief Executive Officer. We believe this leadership structure allows the Chief Executive Officer to focus primarily on the Company’s day-to-day operations and the implementation of the Company’s strategic, financial and management policies while allowing the Chairman of the Board of Directors to lead the Company’s Board of Directors in identifying strategic priorities and leading the discussion and execution of strategy.

The Company’s Board of Directors is primarily responsible for overseeing the Company’s risk management processes. The Board of Directors receives periodic reports from management concerning the Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing the Company, the Company’s general risk management strategy and whether any of its compensation policies and practices create risks to its risk management practices or provide incentives to its executives and other employees to take risks that are reasonably likely to have a material adverse effect on the Company. While the Board of Directors oversees the Company’s risk management, the Company’s management is responsible for day-to-day risk management processes. The Company believes this division of responsibilities is the most effective approach for addressing the risks facing the Company and that the structure of the Company’s Board of Directors supports this approach.

Audit Committee

The Company currently does not have an audit committee and the Company’s Board of Directors has historically performed the principal functions of an audit committee. If the Proposed Merger is consummated, the Company plans on designating an audit committee in the near future. The Company’s Board of Directors expects that the members of the proposed audit committee would be independent under NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act. The Company’s Board of Directors also expects that each member of the proposed audit committee would be able to read and understand fundamental financial statements in accordance with applicable requirements.

The Company expects that the functions of the planned audit committee would include:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the Company’s interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing the Company’s policies on risk assessment and risk management;

●	reviewing related party transactions;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the Company’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Company’s Board of Directors has not made a determination as to whether any of its members qualifies as an audit committee financial expert. Upon the establishment of a formal audit committee, the Company’s Board of Directors will determine whether any of its members qualify as an audit committee financial expert.

Until a formal audit committee is established, the Company’s Board of Directors will continue to perform the principal functions of an audit committee, including those items set forth above.

Compensation Committee

The Company currently does not have a compensation committee and the Company’s Board of Directors performs the principal functions of a compensation committee. If the Proposed Merger is consummated, the Company plans on designating a compensation committee in the near future. The Company’s Board of Directors expects that the proposed members of the compensation committee would be independent under NASDAQ listing standards, “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and “outside directors” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended.

The Company expects that the functions of the compensation committee would include:

●	reviewing and approving, or recommending that the Company’s Board of Directors approve, the compensation of the Company’s executive officers;

●	reviewing and recommending that the Company’s Board of Directors approve the compensation of the Company’s directors;

●	reviewing and approving, or recommending that the Company’s Board of Directors approve, the terms of compensatory arrangements with the Company’s executive officers;

●	administering the Company’s stock and equity incentive plans;

●	selecting independent compensation consultants and assessing conflicts of interest with compensation advisers;

●	reviewing and approving, or recommending that the Company’s Board of Directors approve, incentive compensation and equity plans; and

●	reviewing and establishing general policies relating to compensation and benefits of the Company’s employees and reviewing the Company’s overall compensation philosophy.

Until a formal compensation committee is established, the Company’s Board of Directors will continue to review all forms of compensation provided to the Company’s executive officers, directors, consultants and employees, as well as perform the tasks set forth above.

Nominating and Corporate Governance Committee

The Company currently does not have a nominating and corporate governance committee and the Company’s Board of Directors performs the principal functions of a nominating and corporate governance committee. The Company has elected not to have a nominating and corporate governance committee because the Company does not believe one has been necessary or cost efficient for a company of its size and the Company. The Company has not made any determination as to whether it plans to form a nominating and corporate governance committee if the Proposed Merger is consummated.

Generally, director nominees are identified and suggested by the Company’s directors or management using their business networks. The Board of Directors will also consider director nominees put forward by stockholders. The Company’s By-Laws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at the annual meeting of stockholders. To recommend a nominee for election to the Board of Directors, a stockholder must submit his or her recommendation to the Corporate Secretary at the Company’s address. Such nomination must satisfy the notice, information and consent requirements set forth in the Company’s By-Laws. A stockholder’s recommendation must be accompanied by the information with respect to stockholder nominees that is specified in the Company’s By-Laws, including among other things, the name, age, address and occupation of the recommended person, the proposing stockholder’s name and address, the ownership interests of the proposing stockholder and any beneficial owner on whose behalf the nomination is being made and any material monetary or other relationships between the recommended person and the proposing stockholder and/or the beneficial owners, if any, on whose behalf the nomination is being made.

The Board of Directors does not have any specific minimum qualifications that director nominees must have in order to be considered to serve on the Board of Directors. However, the Board of Directors does take into consideration areas of expertise that director nominees may be able to offer, including professional experience, knowledge, abilities and industry knowledge or expertise. The Board of Directors also considers their potential contribution to the overall composition and diversity of the Board of Directors.

Director Independence

The Board of Directors has adopted the definition of independence under the NASDAQ listing standards. In making its annual review on director independence, the Board of Directors considered the transactions and relationships between the Company’s directors and any member of their families and the Company. Based upon these standards and the consideration of the information and the transactions and relationships discussed below, the Company’s Board of Directors has determined that Mr. Foster, Dr. Fox and Ms. Krandel are independent and that Mr. Lerner and Mr. Harrington are not independent. If the Proposed Merger is consummated, the Company’s Board of Directors will make a determination as to which of its members qualify as independent following the consummation of the Proposed Merger.

Officer and Director Compensation

Executive Compensation Overview

The compensation program for the Company’s executive officers is administered by its Board of Directors. The intent of the compensation program is to align the Company’s executives’ interests with that of its stockholders, while providing reasonable and competitive compensation. For 2015, the compensation of Mr. Harrington, the Company’s Chief Executive Officer and Chief Financial Officer, and Mr. Lerner, the Company’s President of The Grade, consisted of a salary, an annual discretionary bonus and equity (Messrs. Harrington and Lerner together, the “named executive officers”).

Compensation of Named Executive Officers

Salary. Effective March 19, 2015, the Company entered into an amendment to Mr. Harrington’s executive employment agreement to, among other things, increase Mr. Harrington’s annual base salary to $265,000 per year. Prior to this amendment, Mr. Harrington’s annual base salary was $250,000 per year.

Mr. Lerner’s annual base salary during 2015 was $285,000. There was no change to Mr. Lerner’s base salary in 2015 as compared to his base salary during 2014; however, effective October 13, 2015, the Company entered into an amendment to Mr. Lerner’s employment agreement to reduce his annual base salary to $150,000 effective January 1, 2016.

Annual Bonuses. Mr. Harrington and Mr. Lerner were each awarded an annual incentive bonus for their services in 2015 consisting of (i) $25,000 and (ii) a stock option representing the right to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.20 per share. The bonuses, including the stock options, were awarded in March 2016.

Mr. Harrington’s annual incentive bonus for 2015 was awarded pursuant to the terms of the third amendment to Mr. Harrington’s employment agreement, which the Company entered into on March 3, 2016. Prior to entering into the amendment, Mr. Harrington’s employment agreement provided that his annual incentive bonus for 2015 would be $145,000, based on the achievement of the following criteria: (i) 50% of the annual incentive bonus was payable if Mr. Harrington remained employed with the Company on the date that the annual incentive bonus would be paid and (ii) 50% of the annual incentive bonus was payable if the aggregate sum of the Company’s cash flow from operating activities for the period beginning July 1, 2015 and ending December 31, 2015 equaled or exceeded $600,000, provided that Mr. Harrington remained employed with the Company on the date that the annual incentive bonus is paid. Mr. Harrington’s employment agreement provides that his annual incentive bonus in future years shall be determined by the Board of Directors based on criteria established jointly between the Board of Directors and Mr. Harrington.

Under Mr. Lerner’s employment agreement, if at the time that an annual cash bonus is payable to Mr. Lerner, the Board of Directors determines that the Company’s cash reserves are not at least equal to $3,000,000, the amount of the annual cash bonus payable to Mr. Lerner shall be determined by the Board of Directors in its sole discretion after consultation with the Company’s executive management team. For 2015, the Company’s cash reserves did not exceed $3,000,000, and the Board of Directors exercised its discretion in deciding to award Mr. Lerner his annual incentive bonus.

In 2014, the Board of Directors set Mr. Lerner’s target annual cash bonus at $145,000 and Mr. Harrington’s target annual cash bonus at $125,000. For 2014, the Board of Directors awarded Mr. Harrington an annual cash bonus of $87,500, which was comprised of his guaranteed bonus and incentive bonus. Of Mr. Harrington’s cash bonus of $87,500 for 2014, $50,000 was allocable to 100% of his guaranteed bonus and $37,500 was allocable to 50% of his incentive bonus because the Company achieved only certain of the performance metrics related to Mr. Harrington’s 2014 bonus. For 2014, the Board of Directors awarded Mr. Lerner a cash bonus of $87,500, which was equal to 60% of his target bonus.

The Board of Directors considered a number of factors in determining the annual bonuses for 2015. These factors included, but were not limited to, the individual performance of each executive, the operational performance of the Company, the ability of the Company to repay its outstanding indebtedness and maintain minimum cash balances required by the agreements governing the Company’s indebtedness, the financial performance of the Company and the Company’s ability to raise additional debt or equity financing. Although the Company achieved many of its operational goals for 2015, including a debt and equity financing in February 2015, the Company’s Board of Directors currently believes that the most efficient use of cash is for reinvestment into the Company’s business. As a result, the Board of Directors, including Messrs. Harrington and Lerner, determined to award lower annual incentive bonuses to the Company’s named executive officers for 2015 than had been awarded in previous years in order to reserve cash. The Company’s Board of Directors believes that the annual incentive bonuses awarded to its named executive officers in 2015 effectively balance the Company’s goals with the need to incentivize and retain its named executive officers through competitive compensation practices.

Equity Awards. The Company has periodically granted equity awards consisting of stock options and restricted stock to its named executive officers.

In October 2015, the Board of Directors granted Mr. Harrington a stock option representing the right to purchase 2,000,000 shares of the Company’s common stock at an exercise price equal to $0.08 per share in connection with his appointment as the Company’s Chief Executive Officer. The shares of common stock underlying the stock option vest in four (4) equal annual installments on the first, second, third and fourth anniversary of the date of grant as long as Mr. Harrington is providing services to the Company on such dates.

In addition, in October 2015, the Company entered into an option cancellation and release agreement with Mr. Harrington, pursuant to which the Company cancelled a stock option that was awarded to Mr. Harrington on February 28, 2014. The cancelled stock option represented the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.29 per share. As consideration for Mr. Harrington agreeing to forfeit the cancelled stock option, the Board of Directors awarded Mr. Harrington a replacement stock option representing the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price equal to $0.08 per share. The shares of common stock underlying the replacement stock option vested twenty percent (20%) on the date of grant, twenty percent (20%) on February 28, 2016 and will vest twenty percent (20%) on each of February 28, 2017, February 28, 2018 and February 28, 2019, provided that Mr. Harrington is providing services to the Company on such dates.

Upon a change in control, 50% of the then unvested shares underlying the stock options awarded to Mr. Harrington in 2015 will immediately vest and the remaining unvested shares will vest on the earlier of (a) the original date such shares would have vested or (b) the first anniversary of the effective date of the change in control (subject to early termination or forfeiture in accordance with the terms of the award agreement). The stock options will also be subject to immediate forfeiture upon (i) violation of any non-compete or non-solicitation provisions of the executive employment agreement between the Company and Mr. Harrington and (ii) Mr. Harrington’s termination of service by the Company for “cause.” The stock options, to the extent then vested, shall remain exercisable until the tenth anniversary of the stock option’s grant date. For more information about Mr. Harrington’s executive employment agreement, see “ — Employment Agreements.”

Employment Agreements. Effective February 28, 2014, the Company entered into an executive employment agreement with Mr. Harrington. His executive employment agreement had an initial one-year term and automatically renews for successive one-year terms unless terminated by either party upon prior written notice. Pursuant to his original employment agreement, Mr. Harrington was entitled to an annual base salary of $250,000 and an annual guaranteed bonus of $50,000, payable on the last business day in January of each subsequent year, provided that he was employed by the Company on each such date. Mr. Harrington was also eligible for an annual incentive bonus of $75,000 if the Company achieved certain performance metrics. Under Mr. Harrington’s employment agreement, Mr. Harrington is eligible to participate in the Company’s benefit plans that are generally provided for all employees. Mr. Harrington’s employment agreement is subject to a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant last for six months and one year, respectively, following the date of termination of employment. Mr. Harrington’s executive employment agreement also contains a trading restrictions covenant, which limits the volume of the Company’s securities that Mr. Harrington may sell in a given period.

Effective March 19, 2015, the Company entered into an amendment to Mr. Harrington’s executive employment agreement. The amendment increased Mr. Harrington’s annual base salary to $265,000 per year, which is subject to annual review and may be increased, but not decreased, in the sole discretion of the Board of Directors. Additionally, the amendment revised the annual incentive bonus terms to provide that Mr. Harrington would be eligible to receive an annual incentive bonus for 2015 of $145,000 based on the achievement of the following criteria: (i) 50% of the annual incentive bonus would be payable if Mr. Harrington remained employed with the Company on the date that the annual incentive bonus would be paid and (ii) 50% of the annual incentive bonus would be payable if the aggregate sum of the Company’s cash flow from operating activities for the period beginning July 1, 2015 and ending December 31, 2015 equaled or exceeded $600,000, provided that Mr. Harrington remained employed with the Company on the date that the annual incentive bonus is paid. The amendment also provides that the annual incentive bonus shall be paid during the annual review period in 2016.

Effective October 13, 2015, in connection with Mr. Harrington’s appointment as the Company’s Chief Executive Officer, the Company entered into the second amendment to Mr. Harrington’s executive employment agreement to update the description of Mr. Harrington’s position with, and responsibilities to, the Company. In addition, effective March 3, 2016, the Company entered into the third amendment to Mr. Harrington’s executive employment agreement to amend the terms of Mr. Harrington’s annual incentive bonus to provide that, for the year ended December 31, 2015, Mr. Harrington would receive (i) $25,000 payable in March 2016 and (ii) a stock option representing the right to purchase 50,000 shares of common stock at an exercise price of $0.20 per share, with the shares underlying such stock option vesting in four (4) equal annual installments on the first, second, third and fourth anniversary of the date of grant, provided that Mr. Harrington is providing services to the Company on such dates.

Mr. Harrington’s employment agreement may be terminated by the Company (i) upon his death or permanent disability, (ii) for “cause” upon written notice or (iii) without “cause” upon prior written notice. Mr. Harrington may also terminate his executive employment agreement (i) for “good reason” upon the occurrence of certain events or (ii) other than for “good reason” upon prior written notice. If employment is terminated for any reason, the Company will pay Mr. Harrington his earned but unpaid base salary through the date of termination, any accrued but unpaid vacation benefits and any unreimbursed business expenses, subject to Mr. Harrington’s execution of a general release of claims. If his employment is terminated without “cause” or for “good reason” other than during the one-year period following a change in control, the Company will, in addition to the compensation described above, pay, in six equal monthly installments, an aggregate amount equal to six months of his then-current base salary. If his employment is terminated without “cause” or for “good reason” during the one-year period following a change in control, the Company would instead pay a lump sum cash payment equal to his annual base salary as in effect on the date of the change in control, subject to Mr. Harrington’s execution of a general release of claims.

If the Proposed Merger is consummated, the Company expects to enter into an amendment to Mr. Harrington’s employment agreement concerning his new role with the combined company.

Effective April 10, 2013, the Company entered into an executive employment agreement with Mr. Lerner. His executive employment agreement has an initial one-year term and will automatically renew for successive one-year terms unless terminated by either party upon prior written notice. Mr. Lerner is eligible to participate in the Company’s benefit plans that are generally provided for all employees. Mr. Lerner’s employment agreement is subject to a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant each last for one year following the date of termination of employment.

Effective October 13, 2015, in connection with Mr. Lerner’s appointment as the President of The Grade, the Company entered into an amendment to Mr. Lerner’s executive employment agreement to update the description of Mr. Lerner’s position with, and responsibilities to, the Company. In addition, the amendment also reduced Mr. Lerner’s annual base salary to $150,000 effective January 1, 2016.

Mr. Lerner’s employment agreement may be terminated by the Company (i) upon his death or permanent disability, (ii) for “cause” upon written notice or (iii) without “cause” upon prior written notice. Mr. Lerner may also terminate his executive employment agreement for “good reason” upon the occurrence of certain events. If employment is terminated for any reason, the Company will pay Mr. Lerner his earned but unpaid base salary through the date of termination, any accrued but unpaid vacation benefits and any unreimbursed business expenses. If his employment is terminated without “cause” or for “good reason” other than during the one-year period following a change in control, the Company will, in addition to the compensation described above, (i) pay a lump sum cash payment equal to (a) the number of full years of his employment with the Company plus 24 multiplied by (b) his monthly base salary and (ii) for the 12 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before his termination. If his employment is terminated without “cause” or for “good reason” during the one-year period following a change in control, the Company would instead (i) pay a severance benefit equal to 299% of his base salary for the year immediately preceding the change in control, subject to Mr. Lerner’s execution of a general release of claims, and (ii) for 24 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before the change in control.

If the Proposed Merger is consummated, the Company expects to enter into a new employment agreement with Mr. Lerner concerning his new role with the combined company.

Summary Compensation Table for 2014 and 2015

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alexander Harrington	2015	$262,500	(2)	$25,000	$—	$133,136	(3)	—	—	—	$420,636
Chief Executive Officer and Chief Financial Officer	2014	$250,000		$87,500	$—	$294,689	(4)	—	—	—	$632,189

Clifford Lerner	2015	$285,000		$25,000	$—	$—		—	—	—	$310,000
President of The Grade	2014	$285,000		$87,500	$—	$—		—	—	—	$372,500

(1) Represents the amount recognized for financial statement reporting purposes in accordance with Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”).

(2) Effective March 19, 2015, the Company entered into an amendment to Mr. Harrington’s executive employment agreement to, among other things, increase Mr. Harrington’s annual base salary to $265,000 per year.

(3) Represents (i) a stock option representing the right to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.08 per share that was granted to Mr. Harrington on October 13, 2015 in connection with his appointment as Chief Executive Officer and (ii) a stock option representing the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.08 per share that was granted to Mr. Harrington on October 13, 2015 as consideration for Mr. Harrington agreeing to forfeit a stock option representing the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.29 per share that was granted to Mr. Harrington on February 28, 2014.

(4) Represents (i) a stock option representing the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.29 per share that was granted to Mr. Harrington on February 28, 2014 in connection with his appointment as Chief Operating Officer and (ii) a stock option representing the right to purchase 25,000 shares of the Company’s common stock at an exercise price of $0.31 per share that was granted to Mr. Harrington on June 17, 2014 as consideration for his service on the Board of Directors.

Narrative Disclosure Regarding Summary Compensation Table

Chief Executive Officer and Chief Financial Officer. For 2015, Mr. Harrington received annual compensation of $262,500 and a cash bonus of $25,000. In addition, as part of his annual incentive bonus for 2015, Mr. Harrington was awarded a stock option representing the right to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.20 per share in March 2016. For 2014, Mr. Harrington received annual compensation of $250,000 and a cash bonus of $87,500. Mr. Harrington is also eligible to participate in the Company’s benefit plans that are generally provided for all employees.

In October 2015, the Company granted Mr. Harrington a stock option representing the right to purchase 2,000,000 shares of the Company’s common stock at an exercise price equal to $0.08 per share in connection with his appointment as the Company’s Chief Executive Officer. In addition, in October 2015, the Board of Directors entered into an option cancellation and release agreement with Mr. Harrington, pursuant to which the Company cancelled a stock option that was awarded to Mr. Harrington on February 28, 2014. The cancelled stock option represented the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.29 per share. As consideration for Mr. Harrington agreeing to forfeit the cancelled stock option, the Board of Directors awarded Mr. Harrington a replacement stock option representing the right to purchase 1,000,000 shares of the Company’s common stock at an exercise price equal to $0.08 per share. For additional information concerning the vesting and conditions of these stock options, see “— Outstanding Equity Awards at Fiscal Year End Table.”

In June 2014, the Company granted Mr. Harrington an option to purchase 25,000 shares of the Company’s common stock at an exercise price of $0.31 per share as consideration for Mr. Harrington’s service on the Board of Directors. The shares of common stock underlying the stock option became fully vested on the first anniversary of the date of grant.

The Company entered into an employment agreement with Mr. Harrington on February 28, 2014. For additional information concerning this employment agreement, see “— Compensation of Named Executive Officers — Employment Agreements.”

President of The Grade. For 2015, Mr. Lerner received annual compensation of $285,000 and a cash bonus of $25,000. In addition, as part of his annual incentive bonus for 2015, Mr. Lerner was awarded a stock option representing the right to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.20 per share in March 2016. For 2014, Mr. Lerner received annual compensation of $285,000 and a cash bonus of $87,500. Mr. Lerner is also eligible to participate in the Company’s benefit plans that are generally provided for all employees.

The Company entered into an employment agreement with Mr. Lerner on April 10, 2013. For additional information concerning this employment agreement, see “— Compensation of Named Executive Officers — Employment Agreements.”

Outstanding Equity Awards as of December 31, 2015

The following table summarizes the total outstanding equity awards as of December 31, 2015 for each named executive officer.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Clifford Lerner	4/10/2013(2)	—	—	—	$—	—	5,000,000	$400,000	—	—
	12/14/2011(3)	—	—	—	$—	—	4,250,000	$340,000	—	—

Alexander Harrington	10/13/15(4)	—	2,000,000	—	$0.08	10/13/2025	—	$—	—	—
	10/13/15(5)	200,000	800,000	—	$0.08	10/13/2025	—	$—	—	—
	6/17/2014(6)	25,000	—	—	$0.31	6/17/2024	—	$—	—	—

(1) The market value of each share of common stock is calculated based upon the closing price of the Company’s common stock on the OTCQB as of December 31, 2015, which was $0.08 per share.

(2) Vests one-half upon the third anniversary of the date of grant and vests in full upon the fourth anniversary of the date of grant; provided, that any unvested shares of restricted stock will vest immediately upon the effective date of a “change in control” (as defined in the restricted stock award agreement), subject to the terms and conditions of the restricted stock award agreement. As described herein, this award was cancelled on March 3, 2016 and, in exchange, Mr. Lerner was issued a replacement award of 5,000,000 shares of restricted stock that vest in full on the tenth anniversary of the date of grant.

(3) Vests in full on the tenth anniversary of the date of grant or, if earlier, upon the occurrence of a change in control of the Company.

(4) Vests in four equal annual installments on each of the first, second, third and fourth anniversary of the date of grant; provided, that upon the effective date of a “change in control” (as defined in the Amended and Restated Snap Interactive, Inc. 2011 Long-Term Incentive Plan (the “Current Incentive Plan”)), 50% of any unvested shares of common stock underlying the option will vest immediately and the remaining 50% will vest on the earlier of (i) the original vesting date or (ii) on the first anniversary date of the effective date of the change in control, subject to the terms and conditions of the option agreement.

(5) Vests in five equal annual installments on each of the date of grant, February 28, 2016, February 28, 2017, February 28, 2018 and February 28, 2019; provided, that upon the effective date of a “change in control” (as defined in the Current Incentive Plan), 50% of any unvested shares of common stock underlying the option will vest immediately and the remaining 50% will vest on the earlier of (i) the original vesting date or (ii) on the first anniversary date of the effective date of the change in control, subject to the terms and conditions of the option agreement.

(6) Vested in full on the one-year anniversary of the date of grant.

Director Compensation

The following table provides compensation information for the year ended December 31, 2015 for each member of the Company’s Board of Directors except for Alexander Harrington and Clifford Lerner, the Company’s named executive officers for 2015, and Judy Krandel, who was not appointed as a member of the Company’s Board of Directors until March 2016:

Director Compensation Table

Fiscal Year 2015

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Neil Foster(2)	$822	—	$166	—	—	—	$988
Dr. Steven Fox(3)	$9,164	—	$3,974	—	—	—	$13,138

(1) Represents the amount recognized for financial statement reporting purposes in accordance with ASC 718.

(2) Mr. Foster was appointed as a member of the Company’s Board of Directors on December 11, 2015. In connection with Mr. Foster’s appointment, he was awarded a stock option representing the right to purchase 100,000 shares of the Company’s common stock at an exercise price equal to $0.09 per share. The shares underlying this stock option will vest in three (3) equal annual installments on the first, second and third anniversaries of the date of grant, provided that Mr. Foster is still providing service to the Company on such dates.

(3) Dr. Fox was appointed as a member of the Company Board of Directors on May 22, 2015. In connection with Dr. Fox’s appointment, he was awarded a stock option representing the right to purchase 100,000 shares of the Company’s common stock at an exercise price equal to $0.20 per share. The shares underlying this stock option will vest in three (3) equal annual installments on the first, second and third anniversaries of the date of grant, provided that Dr. Fox is still providing service to the Company on such dates.

The Company currently does not have an established policy to provide compensation to members of the Company’s Board of Directors for services rendered in that capacity. However, the Company’s Board of Directors has the authority to fix the compensation of directors and directors are permitted to receive fixed fees and other compensation for their services as directors. The Company’s Board of Directors has set the compensation of each independent member of its Board of Directors at $15,000 annually. In addition, each independent member of the Company’s Board of Directors is entitled to additional compensation for service on any committee of the Board of Directors equal to $2,500 annually per committee. If the Proposed Merger is consummated, it is anticipated that the Company’s Board of Directors will redetermine the compensation paid to its members.

Board of Directors

Meetings of the Board of Directors

The Company’s Board of Directors held two meetings in 2015. The Company’s Board of Directors has not adopted a formal policy regarding director attendance at the Company’s annual stockholder meetings; however, the Company encourages members of the Board of Directors to attend such meetings. Alexander Harrington and Clifford Lerner, the Company’s only directors at the time of the Company’s 2015 annual meeting of stockholders, each attended the annual meeting.

Code of Ethics

The Company has adopted a Financial Code of Ethics that applies to the Company’s Chief Executive Officer and Chief Financial Officer and all members of the Company’s finance department. The code of ethics addresses, among other things, conflicts of interest, external reporting, company assets and resources, confidentiality and the process for reporting violations of the code of law, business ethics or the code of ethics or improper conflicts of interest.

A copy of the Company’s Financial Code of Ethics is available on the Company’s website at http://www.snap-interactive.com/investor-relations/corporate-governance. The Company intends to disclose any amendments to its Financial Code of Ethics on its website at http://www.snap-interactive.com/investor-relations/corporate-governance.

Stockholder Communications with Board of Directors

The Board of Directors welcomes communication from the Company’s stockholders. Stockholders and other interested parties who wish to communicate with a member or members of the Company’s Board of Directors or a committee thereof may do so by addressing correspondence to the board member, members or committee, c/o Chief Executive Officer, 320 West 37th Street, 13th Floor, New York, New York 10018. The Company’s Chief Executive Officer will review and forward correspondence to the appropriate person or persons.

Security Ownership of Certain Beneficial Owners and Management

The following tables and accompanying footnotes set forth as of September 14, 2016 certain information regarding the beneficial ownership of shares of the Company’s common stock by: (i) each person who is known by the Company to own beneficially more than 5% of such stock; (ii) each member of the Company’s Board of Directors and each of the Company’s named executive officers with respect to the year ended December 31, 2015 and (iii) all of the Company’s current directors and executive officers as a group. Except as otherwise indicated, all common stock is owned directly and the beneficial owners listed in the table below possess sole voting and investment power with respect to the stock indicated, and the address for each beneficial owner is c/o Snap Interactive, Inc., 320 West 37th Street, 13th Floor, New York, NY 10018.

The applicable percentage ownership is based on 52,017,826 shares of the Company’s common stock issued and outstanding as of September 14, 2016, including 10,325,000 shares of unvested restricted stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, the Company considers all shares of unvested restricted stock to be outstanding because the holders of unvested restricted stock have the right to vote such stock under the Current Incentive Plan.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number		Percentage
Directors and Officers
Neil Foster	—		*
Dr. Steven Fox	33,333	(2)	*
Alexander Harrington	925,000	(3)	1.7%
Judy Krandel	—		*
Clifford Lerner	30,250,000	(4)	58.2%

Officers and Directors as a Group (5 persons)	31,208,333	(5)	58.9%

Certain Persons
Darrell Lerner	2,712,157	(6)	5.2%

* Less than 1%.

(1) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person has the right to acquire within 60 days of September 14, 2016, including through the exercise of stock options or warrants. For purposes of computing the percentage of outstanding shares of the Company’s common stock held by each person or group of persons named above, any common stock that such person or persons has the right to acquire within 60 days of September 14, 2016 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes the vested portion of a stock option representing the right to purchase 100,000 shares of common stock granted on May 22, 2015, of which 33,333 shares have vested.

(3) Includes the vested portion of (i) a stock option representing the right to purchase 25,000 shares of common stock granted on June 17, 2014, all of which have vested, and (ii) a stock option representing the right to purchase 1,000,000 shares of common stock granted on October 13, 2015, of which 400,000 shares have vested. Also includes the right to acquire a portion of a stock option representing the right to purchase 2,000,000 shares of common stock granted on October 13, 2015, of which 500,000 shares will vest within 60 days of September 14, 2016.

(4) Includes 9,250,000 shares of restricted stock granted to Mr. Lerner, with 5,000,000 of such shares vesting on March 3, 2026 and 4,250,000 of such shares vesting on December 13, 2021. Pursuant to the terms of his restricted stock grants, Mr. Lerner has the right to vote the stock but may only dispose of the stock after it vests.

(5) Includes the shares of common stock beneficially owned by Messrs. Harrington and Lerner and Dr. Fox as described above.

(6) Includes 1,075,000 shares of restricted stock granted to Darrell Lerner. Pursuant to the terms of his restricted stock awards, he has the right to vote the stock but may only dispose of the stock after it vests. Each of the restricted stock awards vests upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a change in control or (iii) on the date of termination of service without cause. In addition, these restricted stock awards will vest upon Darrell Lerner’s termination of service in connection with a non-renewal of the consulting agreement between the Company and Darrell Lerner without “cause.” Mr. Lerner’s principal residential address is 141 Great Neck Road, Apt. 2H, Great Neck, New York 11021.

Other than the Merger Agreement and the transactions contemplated thereby, there are no arrangements currently known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the U.S. securities laws, the Company’s directors, certain executive officers and persons holding more than 10% of the Company’s common stock must report their initial ownership of the common stock, and any changes in that ownership, to the SEC, and furnish the Company with copies of the reports. The SEC has designated specific due dates for these reports. Based solely on the Company’s review of copies of the reports received, and written representations from the Company’s directors and officers, the Company believes that all persons subject to reporting under Section 16(a) of the Exchange Act timely filed all required reports pursuant to such section concerning the Company’s common stock in 2015.

Certain Relationships And Related Transactions

Transactions with Darrell Lerner

Darrell Lerner is a co-founder of the Company and the brother of Clifford Lerner, the Company’s President of The Grade and Chairman of the Board of Directors. He performed a variety of general business, corporate and administrative functions for the Company from 2005 until his termination of employment on January 31, 2013.

Consulting Agreement. On January 31, 2013, the Company entered into a consulting agreement with Darrell Lerner, pursuant to which he agreed to serve as the Company’s consultant for a three-year period beginning on February 1, 2013 (the “Consulting Effective Date”). The agreement was subsequently amended to provide for automatically renewing one-year terms unless either party provides written notice of non-renewal. Pursuant to the consulting agreement, Darrell Lerner agreed to assist and advise the Company on legal, financial and other matters for which he has knowledge that pertains to the Company, as the Company reasonably requests.

Pursuant to the consulting agreement, the Company agreed to pay Darrell Lerner a monthly fee of $25,000 for the initial two year period of the consulting agreement and a monthly fee of $5,000 for every month thereafter. The monthly payments under the consulting agreement were conditioned upon Darrell Lerner’s compliance with a customary confidentiality covenant covering certain information concerning the Company, a covenant not to compete during the term of the consulting agreement and for a period of one year following the termination of the agreement, a non-solicitation covenant for a period of six months immediately following the later of the termination of the consulting agreement or the end of the term of the consulting agreement, and a non-disparagement covenant.

The Company or Darrell Lerner may terminate the agreement at any time without notice prior to or at the expiration of the term. If the Company terminates the consulting agreement without “cause,” the Company has agreed to (i) pay Mr. Lerner the amount of the unpaid monthly fees owed to Mr. Lerner for the period from the Consulting Effective Date to the two year anniversary of the Consulting Effective Date and (ii) take all commercially reasonably actions to cause (A) 325,000 shares of restricted common stock of the Company previously granted to Mr. Lerner, (B) 600,000 shares of restricted common stock of the Company previously granted to Mr. Lerner and (iii) 150,000 shares of restricted common stock of the Company granted to Mr. Lerner pursuant to the agreement, to be vested as of the date of such termination.

Subscription Agreement. On January 31, 2013, in connection with Darrell Lerner’s separation from the Company, the Company also entered into a subscription agreement with Darrell Lerner and DCL Ventures, Inc., a Delaware corporation (“DCL”), a corporation that is majority owned by Darrell Lerner. Pursuant to this agreement, the Company purchased (i) 50,000 shares of DCL’s common stock, $0.001 par value per share, for an aggregate purchase price of $50,000 in April 2013, (ii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in July 2013, (iii) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in October 2013, (iv) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in January 2014, (v) 25,000 shares of DCL’s common stock for an aggregate purchase price of $25,000 in April 2014, (vi) 25,000 shares of DCL’s common stock for an aggregate price of $25,000 in July 2014 and (vii) 25,000 shares of DCL’s common stock for an aggregate price of $25,000 in September 2014.

Clifford Lerner Note

On April 24, 2014, the Company issued a promissory note in the amount of $300,000 to Clifford Lerner, the Company’s President of The Grade and Chairman of the Board of Directors. The promissory note payable to Mr. Lerner bore interest at a rate of nine percent (9%) per annum and was originally due and payable on January 24, 2015, but was subsequently amended to extend its maturity for an additional nine months. The Company did not make any principal or interest payments under the promissory note during 2014. On March 25, 2015, the promissory note was repaid in full.

Indemnification Arrangements

The Company has entered into employment agreements with its executive officers, pursuant to which the Company has agreed to indemnify such persons against any liability, damage, cost or expense incurred in connection with the defense of any action, suit or proceeding to which such persons are a party to the extent permitted by applicable law, subject to certain exceptions.

Other Transactions

Consulting Agreement. On June 1, 2012, the Company entered into a two-year consulting agreement with Byron Lerner, the father of Clifford Lerner, to provide consulting services to the Company related to (i) monitoring revenue and various traffic and engagement statistics for the purpose of proactively uncovering inconsistencies or bugs, as well as (ii) providing strategic advice along with business and financial introductions as requested. On July 24, 2014, the Company renewed the agreement for an additional one year term, which expired on May 30, 2015. During the consulting period, the Company paid Byron Lerner a monthly consulting fee of $8,000 as well as reimbursement for certain expenses incurred during the performance of the consulting services.

Policies and Procedures for Approving Related Party Transactions

The Company’s Board of Directors adopted a written Related Party Transactions Policy on April 19, 2012. Prior to the adoption of the Related Party Transactions Policy, the Company’s related party transactions were approved by its Board of Directors. In accordance with the Related Party Transactions Policy, all Related Party Transactions (as defined herein) must be reported to the Company’s Chief Executive Officer or Chief Financial Officer and must be reviewed and approved by the Company’s audit committee, if one has been established. If an audit committee has not been established, Related Party Transactions must be reviewed and approved by all of the Company’s independent directors on the Board of Directors. If an audit committee has not been established and there are not any independent directors on the Board of Directors, Related Party Transactions must be reviewed and approved by the Chief Financial Officer (except with respect to matters in which the Chief Financial Officer would be a Related Party (as defined herein), in which case the Chief Executive Officer shall review and approve the transaction). In determining whether to approve, recommend or ratify a Related Party Transaction, the reviewing party will take into account, among other factors it deems appropriate, (i) whether the terms of the Related Party Transaction are fair to the Company, (ii) whether there are business reasons for the Company to enter into the Related Party Transaction, (iii) whether the Related Party Transaction would impair the independence of an outside director and (iv) whether the Related Party Transaction would present an improper conflict of interest for any of the Company’s directors or executive officers.

A “Related Party Transaction” means a transaction (including any series of related transactions or a material amendment or modification to an existing Related Party Transaction) directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K. Generally, under Item 404(a) of Regulation S-K, the Company is required to disclose any transaction occurring since the beginning of the last two fiscal years, or any currently proposed transaction, involving the Company or its subsidiary where the amount involved exceeds $120,000, and in which any Related Party had or will have a direct or indirect material interest.

A “Related Party” means any of the following: (i) any of the Company’s directors or director nominees; (ii) any of the Company’s executive officers; (iii) a person known by the Company to be the beneficial owner of more than 5% of the Company’s common stock or (iv) an immediate family member of any of the foregoing.

Where You Can Find More Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this prospectus, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any materials that the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also access the Company’s annual, quarterly and current reports, proxy statements and other information the Company files with the SEC on the Company’s website at snap-interactive.com/investor-relations/sec-filings.

If you have questions or would like additional copies of this information statement, you should contact the Company at its address or telephone number as follows:

Snap Interactive, Inc.

320 W. 37th Street, 13th Floor

New York, New York 10018

Attn: Wilmary Soto-Guignet

Telephone: (212) 594-5050

Internet Website: www.snap-interactive.com

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SNAP INTERACTIVE, INC.

Date: September 14, 2016	By:	/s/ Alexander Harrington
Alexander Harrington
Chief Executive Officer and Chief Financial Officer